October 24, 2013

John Dana Brown

United States Security and Exchange Commission

Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.

Preliminary proxy Statement on Schedule 14A

Filed October 9, 2013

File No. 001-34250

Dear Mr. Brown:

Thank you for your letter of October 24, 2013 (“Comment Letter”). Filed herewith is a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy”) redlined to reflect changes in response to your Comment Letter. I respond below on behalf of Seven Arts Entertainment Inc. (“us” or the “Company”) to each of the numbered questions or statements in your Comment Letter.

Voting and Proxy Revocability, page 1

1.	Please revise to state how shares will be voted if no specification is given regarding proposal 4. Please revise here and on the proxy card to clearly state how shares will be voted if no specification is given regarding proposal 5. In this regard, we note that “For” is not an option for proposal 5.

Response: See Revised Proxy.

Proxy Card

2.	We note your response to our prior comment 6. Please revise the proxy card so that the “Abstain” box for proposal 5 is in the same row as the boxes for “1 year,” (2 years” and 3 years.” This will help shareholders understand that it is one of our choices for the fifth proposal.

Response: See Revised Proxy.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

John Dana Brown

October 24, 2013

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your prompt approval of the Revised Proxy.

Very truly yours,

/s/ Kate Hoffman

Kate Hoffman

Cc:	Peter Hoffman

Candace Wernick

Randy Katz

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com